SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

TMM Group
(Translation of registrant’s name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Grupo TMM, S.A. de C.V., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2002
Grupo TMM, S.A. de C.V.
	By:	/s/ Jacinto Marina Jacinto Marina Chief Financial Officer

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.

EXHIBIT INDEX

EXHIBIT 1:	Grupo TMM, S.A. de C.V. Press Release dated August 29, 2002 (GRUPO TMM RECEIVES SHAREHOLDER APPROVAL FOR RECLASSIFICATION OF SHARES)

EXHIBIT 2:	Grupo TMM, S.A. de C.V. Press Release dated August 29, 2002 (GRUPO TMM ANNOUNCES EXCHANGE OFFER FOR EXISTING DEBT)